Filed Pursuant to Rule 433

Registration Statement No. 333-237705

Pricing Term Sheet

Howmet Aerospace Inc.

$700,000,000 3.000% Notes due 2029

Dated: August 18, 2021

This term sheet to the preliminary prospectus supplement dated August 18, 2021 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Howmet Aerospace Inc.

Title of Securities:	3.000% Notes due 2029

Pricing Date/Closing Date*:	August 18, 2021 / September 1, 2021 (T+10)

Aggregate Principal Amount Offered:	$700,000,000

Maturity Date:	January 15, 2029

Coupon (Interest Rate):	3.000%

Price to Public (Issue Price):	100.000% of principal, plus accrued interest, if any, from September 1, 2021

Benchmark Treasury:	1.000% UST due July 31, 2028

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity:	3.000%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2022

Interest Record Dates:	January 1 and July 1

Debt Ratings**:	Ba2 / BB+ / BBB-

Optional Redemption:	Make-whole at T + 30 bps at any time before November 15, 2028; par call at any time on or after November 15, 2028

Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Joint Bookrunners:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Truist Securities, Inc.

CUSIP/ISIN:	443201 AB4 / US443201AB48

We have filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus supplement and accompanying prospectus if you request them by calling Citigroup Capital Markets Inc. toll-free at (800) 831-9146 or by email at prospectus@citi.com, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC toll-free at (212) 834-4533, or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

* It is expected that delivery of the Notes will be made against payment therefor on or about September 1, 2021, which will be the tenth business day following the date hereof (this settlement cycle being referred to as “T + 10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.